December 2, 2024

Anthony Lombardo
Chief Financial Officer
Mountain Top Properties, Inc.
7325 Oswego Road
Liverpool, NY 13090

       Re: Mountain Top Properties, Inc.
           Form 10-K for year ended December 31, 2023
           Filed April 1, 2024
           File No. 000-56298
Dear Anthony Lombardo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction